Via Facsimile and U.S. Mail
Mail Stop 6010

May 5, 2009

Tracy W. Knapp
Senior Vice President, Finance
Kansas City Life Insurance Company
3520 Broadway
Kansas City, MO 64111-2565

**Re:   Kansas City Life Insurance Company**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **Filed February 27, 2009**
       **File Number:  001-33348**

Dear Mr. Knapp:

       We have reviewed your filing and have the following comments.  We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosures.  Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Reinsurance, page 23

1.     Please disclose your material reinsurance partners along with their credit rating and the respective notional amounts ceded to each reinsurer.

Consolidated Results of Operations
Analysis of Unrealized Losses on Securities, page 34

2.      Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee.  Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please update all applicable references to credit ratings through-out the filing.

Income Taxes, page 43

3.      We note your Deferred Tax Asset (Liability) for Basis differences between tax and GAAP accounting for investments for the years ended December 31, 2008 and 2007 within Note 7.  Please provide a description of the material components of this deferred tax line item for each year presented.

Item 7A: Quantitative and Qualitative Disclosures about Market Risk, page 57

4.      We note your sensitivity analysis related to interest rate risk on your investment portfolio.  We also note the risk that you may be required to invest new cash receipts at levels below the minimum guaranteed rates payable to policyholders.  Please disclose:

- Whether you were required to invest at levels below minimum guaranteed rates payable to policyholders in 2008 and, if so, the effects and expected effects on your financial position, results of operations, and liquidity; and
- Whether and, if so, to what extent, you have taken or plan to take action to manage this risk.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Significant Accounting Policies
Separate Accounts, page 66

5.      Please disclose the following with respect to your variable annuity contracts that contain a guaranteed minimum death benefit (GMDB):

- The incurred and paid amounts for all periods presented (Refer to paragraph 38(d) of SOP 03-1); and
- The aggregate fair value of assets, by major investment asset category, supporting separate accounts with guaranteed benefits for all periods presented (Refer to paragraph 38(e) of SOP 03-1).

Note 2. Fair Value of Financial Instruments
Determination of Fair Value, page 70

6.      We note that you use an independent third party pricing service to price a significant portion of your securities.  Please revise your disclosure to clarify the following:

- Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
- Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Categories Reported at Fair Value, page 72

7.      Please revise your disclosure regarding the transfers into Level 3 to include any gain or loss you recognized during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.  In addition, please clarify the specific inputs that became unobservable in 2008.

Schedule III – Supplementary Insurance Information, page 108

8.      You exclude some column headings as prescribed by Rule 12-16 of Regulation S-X.  Please include those column headings in your Schedule III, or explain to us why you believe such headings are not required.

Item 9A. Controls and Procedures
Management's Assessment of Internal Control Over Financial Reporting, page 114

9.      Please revise your Annual Report on Internal Control over Financial Reporting to include the language of paragraph a(4) of Item 308 of Regulation S-K.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant